Exhibit (a)(5)(G)
                                                       FOR IMMEDIATE RELEASE

CARDINAL HEALTH CONTACTS:                          Media
                                                   David Verbraska
                                                   614-757-3690

                                                   Investor Relations
                                                   Stephen Fischbach
                                                   614-757-7067

BORON, LEPORE & Associates, Inc. Contact:          Allison Wey
                                                   973-709-3004


   Cardinal Health Completes Tender Offer for Boron, LePore & Associates, Inc.


DUBLIN, OH, June 25, 2002--Cardinal Health, Inc. (NYSE: CAH) today announced the successful completion of its tender offer for all outstanding shares of common stock of Boron, LePore & Associates, Inc. (Nasdaq: BLPG). Cardinal Health plans to complete the acquisition of BLP as soon as practicable by merging BLP into a wholly owned subsidiary of Cardinal Health. The tender offer and merger are occurring pursuant to an agreement and plan of merger previously announced on May 15, 2002.

As scheduled, the tender offer expired at 12:00 midnight, New York City time, on June 24, 2002. During the offer period, 10,662,046 shares of BLP common stock were tendered into the offer and not withdrawn. In addition, 482,508 shares of BLP common stock were tendered into the offer by receipt of notices of guaranteed delivery. Together, this represents approximately 94.6 percent of the total number of BLP shares outstanding. All shares of BLP common stock validly tendered and not properly withdrawn before the expiration of the offering period have been accepted and will be purchased promptly. All shares represented by notices of guaranteed delivery, which were received by Cardinal Health before the expiration of the offering period, will be purchased promptly after the shares are delivered.

Cardinal Health plans to complete the acquisition of the remaining BLP shares by merging a subsidiary of Cardinal Health with and into BLP as soon as practicable. As a result of the merger, the remaining outstanding shares of BLP common stock (except for shares held by Cardinal Health, BLP or their subsidiaries) will be converted into the right to receive $16.00 in cash, without interest.
                                     -more-

CARDINAL HEALTH COMPLETES TENDER OFFER FOR BORON, LEPORE &
Associates, Inc.
Page 2


Following the merger, Cardinal Health will send BLP stockholders, who did not tender their shares in the offer, instructions as to how to exchange their shares of BLP common stock into the cash merger consideration.

ABOUT BORON, LEPORE & Associates, Inc.

Founded in 1981, Boron, LePore & Associates, Inc., d/b/a BLP Group Companies, (www.blpgroup.com), provides integrated medical education to the health care industry. The company's services include strategic consultation, content development, accredited and non-accredited program development and execution, logistics management and a variety of internet-based solutions related to these services. The company's customers are primarily large pharmaceutical companies seeking to educate physicians and other health care professionals. Core services include accredited and non-accredited symposia, advisory boards, satellite symposia, teleconferences, sales force education meeting support, large-scale videoconferences, advocacy development, patient-based services (such as support groups and community awareness programs), publication planning and web conferencing. Services are integrated along the "pre" and "post" launch periods of the pharmaceutical product life cycle.

ABOUT CARDINAL HEALTH

Cardinal Health, Inc. (www.cardinal.com) is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, Cardinal Health employs more than 49,000 people on five continents and produces annual revenues of more than $40 billion. Cardinal Health is ranked #23 on the current Fortune 500 list and was named as one of the "The World's Best" companies by Forbes magazine in 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of BLP. Cardinal Health has filed a tender offer statement with the U.S. Securities and Exchange Commission and BLP has filed a solicitation/recommendation statement with respect to the offer, each of which has been amended. Investors and BLP stockholders are strongly advised to read the tender offer statement, (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/ recommendation statement, as each has been amended, because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of BLP at no expense to them. These documents are available at no charge at the SEC's website at www.sec.gov and by contacting MacKenzie Partners, Inc. at (800) 322-2885(Toll-Free) or at
(212) 929-5500 (Collect) or by email at:  proxy@mackenziepartners.com.

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